UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2024

August 1, 2024

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for on financial results:	Available
Investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2024

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the three months ended
June 30, 2024	3,525,017	27.1	733,359	1.1	555,894	(0.4)
June 30, 2023	2,774,099	28.2	725,585	175.9	558,389	391.2

(*)	Comprehensive income

               June 30, 2024: 992,877 million yen, (6.9)  % ;     June 30, 2023: 1,066,496 million yen, -  %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the three months ended
June 30, 2024	47.50	47.40
June 30, 2023	46.44	46.29

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2024	407,262,698	21,370,586	5.0
March 31, 2024	403,703,147	20,746,978	4.9

(Reference) Shareholders’ equity as of June 30, 2024: 20,177,227 million yen;  March 31, 2024: 19,587,974 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

            (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2024	—	20.50	—	20.50	41.00
ending June 30, 2024	—
ending March 31, 2025 (Forecast)		25.00	—	25.00	50.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2025 (Consolidated)

MUFG has an earnings target of 1,500.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2025. (There is no change to our earnings target released on May 15, 2024.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): Yes

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2024	12,337,710,920 shares
	March 31, 2024	12,337,710,920 shares
(B) Treasury stocks:	June 30, 2024	680,433,525 shares
	March 31, 2024	611,522,914 shares
(C) Average outstanding stocks:	Three months ended June 30, 2024	11,703,738,307 shares
	Three months ended June 30, 2023	12,023,926,078 shares

ø Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
2. Consolidated Financial Statements and Notes	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5
(3) Changes in Accounting Policies	7
(4) Segment Information	8
(5) Notes for Material Changes in Shareholders’ Equity	10
(6) Notes on Going-Concern Assumption	10
(7) Consolidated Statements of Cash Flows	10
(8) Additional Information	10

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2024”

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1) Analysis of results of operations

Gross profits (FX impact: approximately +70 billion yen)

•

Increased mainly driven by increases in interest income from loans and increases in fees related to solution business, wealth management business, and various other businesses, and by the effect of M&A outside of Japan, as well as the Bank of Ayudhya Public Company Limited (“Krungsri”) impact*1 of 163.5 billion yen

G&A expenses (FX impact: approximately +40 billion yen)

•	Increased driven by an increase of overseas compensation costs due to inflation and FX impact, and by the effect of M&A outside of Japan, as well as the Krungsri impact of 84.7 billion yen

Total credit costs

•	Increased mainly due to higher allowance for credit losses on specific overseas entities and the effect of M&A outside of Japan, as well as the Krungsri impact of (43.0) billion yen

Equity in earnings of equity method investees

•	Excluding the Morgan Stanley impact*2 reflected in the fiscal year ended March 31, 2024, the strong performance in Morgan Stanley contributed

Other non-recurring gains (losses)

•	Increased due to improvements in retirement benefit expenses, as well as the absence of one-time costs etc., included in the fiscal year ended March 31, 2024

Profits attributable to owners of parent

•	Adjusted profits*3 increased by 55.1 billion yen YoY, marking a good start with 37% progress towards the full-year earnings target

*1	Starting from the fiscal year ended March 31,2025, the consolidated closing period for Krungsri has been changed from January-December to April-March aligning with MUFG’s fiscal year.

*2	The change in the closing date of Morgan Stanley’s financial results during the fiscal year ended March 31, 2024

*3	Excludes the Morgan Stanley impact of 79.5 billion yen in the three months ended June 30, 2023 and the Krungsri impact of 21.8 billion yen in the three months ended June 30, 2024, respectively

*4	Please refer to P1 Selected Financial Information

(2) Analysis of financial condition

Total assets

•	Increased 3,595.5 billion yen from March 31, 2024 to 407,262.6 billion yen

Total net assets

•	Increased 623.6 billion yen from March 31, 2024 to 21,370.5 billion yen

Major items

• Assets	Loans and bills discounted
Increased 5,904.7 billion yen from March 31, 2024 to 122,730.4 billion yen
Securities
Decreased 6,146.8 billion yen from March 31, 2024 to 80,731.6 billion yen
• Liabilities	Deposits
Increased 4,555.0 billion yen from March 31, 2024 to 228,590.1 billion yen

2

Mitsubishi UFJ Financial Group, Inc.

2.	Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2024	As of June 30, 2024
Assets:
Cash and due from banks	109,875,097	107,513,821
Call loans and bills bought	720,879	826,298
Receivables under resale agreements	18,367,908	18,804,704
Receivables under securities borrowing transactions	5,010,399	4,410,950
Monetary claims bought	7,786,978	7,899,310
Trading assets	20,886,546	24,282,616
Money held in trust	1,270,815	1,253,672
Securities	86,878,589	80,731,693
Loans and bills discounted	116,825,660	122,730,429
Foreign exchanges	2,496,308	1,977,577
Other assets	17,912,498	20,464,464
Tangible fixed assets	1,229,007	1,251,319
Intangible fixed assets	1,671,372	1,922,391
Net defined benefit assets	1,982,502	2,022,248
Deferred tax assets	156,673	167,107
Customers’ liabilities for acceptances and guarantees	12,167,164	12,587,376
Allowance for credit losses	(1,535,253)	(1,583,284)

Total assets	403,703,147	407,262,698

Liabilities:
Deposits	224,035,035	228,590,108
Negotiable certificates of deposit	16,555,451	16,075,917
Call money and bills sold	5,125,583	4,523,504
Payables under repurchase agreements	35,482,072	33,137,553
Payables under securities lending transactions	1,047,194	791,433
Commercial papers	3,105,779	3,149,543
Trading liabilities	16,729,760	17,677,023
Borrowed money	25,955,961	25,515,473
Foreign exchanges	3,465,919	2,768,300
Short-term bonds payable	1,211,769	1,260,896
Bonds payable	16,303,298	16,796,282
Due to trust accounts	7,387,495	5,781,893
Other liabilities	13,312,715	16,411,514
Reserve for bonuses	243,372	120,346
Reserve for bonuses to directors	2,629	1,656
Reserve for stocks payment	13,331	16,652
Net defined benefit liabilities	102,155	108,375
Reserve for retirement benefits to directors	822	708
Reserve for loyalty award credits	17,809	7,638
Reserve for contingent losses	133,860	129,261
Reserves under special laws	5,058	5,262
Deferred tax liabilities	465,295	350,926
Deferred tax liabilities for land revaluation	86,631	84,459
Acceptances and guarantees	12,167,164	12,587,376

Total liabilities	382,956,169	385,892,111

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2024	As of June 30, 2024
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	83,623	83,414
Retained earnings	13,791,608	14,118,234
Treasury stock	(613,823)	(728,317)

Total shareholders’ equity	15,402,921	15,614,843

Net unrealized gains (losses) on available-for-sale securities	1,534,094	1,335,568
Net deferred gains (losses) on hedging instruments	(687,476)	(800,596)
Land revaluation excess	133,967	128,417
Foreign currency translation adjustments	2,762,818	3,463,361
Remeasurements of defined benefit plans	507,085	495,455
Debt value adjustments of foreign subsidiaries and affiliates	(65,435)	(59,947)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	—	123

Total accumulated other comprehensive income	4,185,052	4,562,383

Subscription rights to shares	0	3
Non-controlling interests	1,159,003	1,193,355

Total net assets	20,746,978	21,370,586

Total liabilities and net assets	403,703,147	407,262,698

4

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2023	For the three months ended June 30, 2024
Ordinary income	2,774,099	3,525,017
Interest income	1,671,075	2,353,006
Interest on loans and bills discounted	901,940	1,186,309
Interest and dividends on securities	314,009	444,660
Trust fees	33,215	35,189
Fees and commissions	457,534	557,301
Trading income	109,429	108,099
Other operating income	205,728	178,316
Other ordinary income	297,114	293,104
Ordinary expenses	2,048,513	2,791,657
Interest expenses	1,086,946	1,529,894
Interest on deposits	417,834	601,433
Fees and commissions	89,326	109,357
Trading expenses	326	—
Other operating expenses	59,144	57,076
General and administrative expenses	705,048	844,873
Other ordinary expenses	107,720	250,456

Ordinary profits	725,585	733,359

Extraordinary gains	6,997	7,612
Gains on disposition of fixed assets	6,997	7,612
Extraordinary losses	29,521	4,909
Losses on disposition of fixed assets	3,690	2,079
Losses on impairment of fixed assets	3,596	2,626
Provision for reserve for contingent liabilities from financial instruments transactions	176	203
Losses on change in equity	22,058	—

Profits before income taxes	703,061	736,062

Income taxes-current	104,058	135,758
Income taxes-deferred	23,442	18,027

Total taxes	127,500	153,786

Profits	575,560	582,276

Profits attributable to non-controlling interests	17,171	26,382

Profits attributable to owners of parent	558,389	555,894

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2023	For the three months ended June 30, 2024
Profits	575,560	582,276
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	45,712	(193,254)
Net deferred gains (losses) on hedging instruments	(45,231)	(111,529)
Foreign currency translation adjustments	233,712	471,663
Remeasurements of defined benefit plans	(8,359)	(11,344)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	—	123
Share of other comprehensive income of associates accounted for using equity method	265,101	254,942

Total other comprehensive income	490,935	410,601

Comprehensive income	1,066,496	992,877

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,035,593	940,670
Comprehensive income attributable to non-controlling interests	30,902	52,207

6

Mitsubishi UFJ Financial Group, Inc.

(3) Changes in Accounting Policies

(Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 27, “Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.” (ASBJ, October 28, 2022), etc., have been applied from the beginning of the three months ended June 30, 2024.

The cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the three months ended June 30, 2024 was recognized as an adjustment to retained earnings as of the beginning of the three months ended June 30, 2024.

As a result, at the beginning of the three months ended June 30, 2024, retained earnings increased by ¥6,119 million, and deferred hedge decreased by ¥1,896 million, deferred tax liabilities decreased by ¥4,223 million.

(Adoption of IFRS accounting standards by a foreign subsidiary)

The consolidated financial statements of Krungsri, which are used in MUFG’s consolidated accounting process, had been previously prepared in accordance with U.S. GAAP, but from the beginning of the three months ended June 30, 2024, have been prepared in accordance with IFRS.

This change has been made pursuant to MUFG’s decision to consolidate Krungsri based on a provisional closing of its accounts through the system put in place to prepare Krungsri’s consolidated financial statements in accordance with IFRS from the perspective of providing MUFG’s consolidated financial statements in a more timely manner as described in “Provisional closing of accounts of a significant subsidiary” under “(8) Additional Information” below. The change is part of the MUFG Group’s ongoing review of infrastructure and system development in considering adoption of IFRS.

The impact of the change on MUFG’s consolidated financial statements and per share information for the previous fiscal year is immaterial.

7

Mitsubishi UFJ Financial Group, Inc.

(4) Segment Information

I.	Business segment information

1	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Digital Business Group, Commercial Banking & Wealth Management Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Retail & Digital Business Group:	Providing financial services to individual customers (excluding wealth management customers) and corporate customers through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”

Commercial Banking & Wealth Management Business Group:	Providing financial services to corporate and wealth management customers

Japanese Corporate & Investment Banking Business Group:	Providing financial services to large Japanese corporate customers in and outside Japan

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers through overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration and pension services to domestic and overseas investor, asset manager and operating company customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

a	Changes relating to reporting segments

MUFG has reorganized its previous Digital Service Business Group and Retail & Commercial Banking Business Group into Retail & Digital Business Group and Commercial Banking & Wealth Management Business Group in order to take fuller advantage of our strengths as a corporate group providing comprehensive financial services, under the medium-term business plan that was commenced in the three months ended June 30, 2024, and has changed its reporting segments to the current segmentation based on the reorganized business groups.

In addition, from the three months ended June 30, 2024, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the three months ended June 30, 2023 has been restated based on the new segmentation and the new calculation method.

8

Mitsubishi UFJ Financial Group, Inc.

2	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2023

	(in millions of yen)
	For the three months ended June 30, 2023
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥199,562	¥131,074	¥221,081	¥142,600	¥93,538	¥196,037	¥983,895	¥240,660	¥19,981	¥1,244,537
Operating expenses	153,662	101,366	90,392	81,665	68,034	95,096	590,219	73,002	30,458	693,680

Operating profit (loss)	¥45,899	¥29,708	¥130,688	¥60,934	¥25,503	¥100,940	¥393,676	¥167,658	¥(10,477)	¥550,857

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2024

	(in millions of yen)
	For the three months ended June 30, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥221,390	¥160,743	¥257,478	¥365,398	¥110,445	¥232,253	¥1,347,708	¥207,777	¥(16,522)	¥1,538,964
Operating expenses	163,788	105,351	94,412	185,790	77,406	109,238	735,988	78,011	39,489	853,489

Operating profit (loss)	¥57,602	¥55,391	¥163,065	¥179,607	¥33,039	¥123,014	¥611,720	¥129,765	¥(56,011)	¥685,474

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

9

Mitsubishi UFJ Financial Group, Inc.

3	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

Operating profit	For the three months ended June 30, 2023	For the three months ended June 30, 2024
Total operating profit of reporting segments	550,857	685,474
Operating profit of consolidated subsidiaries excluded from reporting segments	228	(104)
Provision for general allowance for credit losses	392	(30,593)
Credit related expenses	(69,169)	(171,333)
Gains on reversal of reserve for contingent losses included in credit costs	1,531	2,713
Gains on loans written-off	25,602	32,449
Net gains on equity securities and other securities	43,765	55,672
Equity in earnings of the equity method investees	199,921	143,090
Others	(27,543)	15,991

Ordinary profit in the consolidated statement of income	725,585	733,359

(5) Notes for Material Changes in Shareholders’ Equity

None.

(6) Notes on Going-Concern Assumption

None.

(7) Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three-month periods ended June 30, 2023 and 2024. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2023	2024
Depreciation	¥80,889	¥97,779
Amortization of goodwill	4,324	9,348

(8) Additional Information

(Provisional closing of accounts of a significant subsidiary)

Krungsri, a significant subsidiary of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, had been consolidated based on its consolidated financial statements as of the end of each immediately preceding quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to consolidate Krungsri based on a provisional closing of accounts of Krungsri to be implemented as of MUFG’s quarterly reporting period, effective from the three months ended June 30, 2024.

Accordingly, for the three months ended June 30, 2024, Krungsri’s financial results for the six-month period from January 1, 2024 to June 30, 2024 have been consolidated based on a provisional closing of accounts of Krungsri, and the impact of implementation of such provisional closing of accounts has been reflected through MUFG’s consolidated statement of income.

Concerning Krungsri’s financial results for the period from January 1, 2024 to March 31, 2024, ordinary income was ¥224,478 million, ordinary profits were ¥37,233 million, and profits before income taxes were ¥37,033 million.

10

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2024

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[MUFG Consolidated]*1[BK and TB Combined]*2*3*4 [BK Non-consolidated][TB Non-consolidated]	1

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[MUFG Consolidated] [BK and TB Combined including Trust Account] [BK Non-consolidated][TB Non-consolidated] [TB Non-consolidated : Trust Account]	5

3. Securities	[MUFG Consolidated] [BK Non-consolidated][TB Non-consolidated]	6

4. ROE	[MUFG Consolidated]	9

5. Average Interest Rate Spread	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	10

6. Loans and Deposits	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	11

7. Statements of Trust Assets and Liabilities	[TB Non-consolidated]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2024 (A)	June 30, 2023 (B)
Gross profits	1,535,602	1,241,301	294,300
Gross profits before credit costs for trust accounts	1,535,602	1,241,301	294,300
Net interest income	823,128	584,190	238,937
Trust fees	35,189	33,215	1,974
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	447,944	368,208	79,735
Net trading profits	108,099	109,103	(1,003)
Net other operating profits	121,240	146,584	(25,343)
Net gains (losses) on debt securities	(12,680)	49,804	(62,485)
General and administrative expenses	857,451	684,692	172,759
Amortization of goodwill	9,348	4,324	5,023
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	687,499	560,933	126,565
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	678,151	556,609	121,541
Provision for general allowance for credit losses (2)	(30,593)	392	(30,985)
Net operating profits*1	647,557	557,001	90,556
Net non-recurring gains (losses)	85,801	168,584	(82,782)
Credit costs (3)	(171,333)	(69,169)	(102,163)
Losses on loan write-offs	(75,291)	(30,435)	(44,855)
Provision for specific allowance for credit losses	(96,031)	(39,086)	(56,945)
Other credit costs	(10)	352	(362)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	2,713	1,531	1,181
Gains on loans written-off (6)	32,449	25,602	6,846
Net gains (losses) on equity securities	55,672	43,765	11,906
Gains on sales of equity securities	62,275	46,786	15,489
Losses on sales of equity securities	(5,032)	(1,595)	(3,436)
Losses on write-down of equity securities	(1,571)	(1,424)	(146)
Equity in earnings of equity method investees	143,090	199,921	(56,831)
Other non-recurring gains (losses)	23,210	(33,067)	56,277

Ordinary profits	733,359	725,585	7,773

Net extraordinary gains (losses)	2,703	(22,524)	25,227
Net gains (losses) on disposition of fixed assets	5,533	3,307	2,225
Losses on impairment of fixed assets	(2,626)	(3,596)	970
Losses on change in equity	—	(22,058)	22,058
Profits before income taxes	736,062	703,061	33,001
Income taxes-current	135,758	104,058	31,700
Income taxes-deferred	18,027	23,442	(5,414)
Total taxes	153,786	127,500	26,285
Profits	582,276	575,560	6,715
Profits attributable to non-controlling interests	26,382	17,171	9,210

Profits attributable to owners of parent	555,894	558,389	(2,495)

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(166,763)	(41,643)	(125,120)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2024 (A)	June 30, 2023 (B)
Gross profits	833,219	838,786	(5,567)
Gross profits before credit costs for trust accounts	833,219	838,786	(5,567)
Net interest income	484,432	478,939	5,492
Trust fees	30,103	28,805	1,297
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	189,937	170,318	19,618
Net trading profits	1,833	45,122	(43,288)
Net other operating profits	126,913	115,600	11,313
Net gains (losses) on debt securities	(12,739)	50,014	(62,754)
General and administrative expenses	405,334	374,056	31,277
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	427,885	464,730	(36,845)
Provision for general allowance for credit losses (2)	(29,172)	(61)	(29,110)
Net operating profits	398,712	464,668	(65,955)
Net non-recurring gains (losses)	51,078	24,983	26,094
Credit costs (3)	(13,321)	(4,294)	(9,026)
Reversal of allowance for credit losses (4)	—	9,345	(9,345)
Reversal of reserve for contingent losses included in credit costs (5)	2,689	2,248	440
Gains on loans written-off (6)	2,553	6,954	(4,401)
Net gains (losses) on equity securities	52,329	41,711	10,617
Gains on sales of equity securities	58,247	45,144	13,102
Losses on sales of equity securities	(3,282)	(1,740)	(1,542)
Losses on write-down of equity securities	(2,636)	(1,693)	(942)
Other non-recurring gains (losses)	6,827	(30,981)	37,809

Ordinary profits	449,790	489,651	(39,860)

Net extraordinary gains (losses)	5,708	6,438	(730)
Income before income taxes	455,499	496,090	(40,591)
Income taxes-current	101,625	83,540	18,085
Income taxes-deferred	(7,360)	(9,078)	1,718
Total taxes	94,265	74,461	19,803

Net income	361,233	421,628	(60,394)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(37,251)	14,192	(51,443)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	(29,172)	15,977	(45,150)
Provision for special allowance for credit losses	(7,476)	(6,967)	(509)
Allowance for credit to specific foreign borrowers	235	273	(38)
Losses on loans write-offs	(5,834)	(4,373)	(1,461)
Provision for contingent losses included in credit costs	2,689	2,248	440
Gains on loans written-off	2,553	6,954	(4,401)
Losses on sales of other loans, etc.	(245)	78	(323)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	440,624	414,715	25,909
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	343,692	359,961	(16,269)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2024 (A)	June 30, 2023 (B)
Gross profits	706,691	757,922	(51,230)
Net interest income	410,152	448,113	(37,961)
Net fees and commissions	166,126	150,103	16,023
Net trading profits	27,501	31,704	(4,202)
Net other operating profits	102,910	128,001	(25,090)
Net gains (losses) on debt securities	(9,491)	44,412	(53,903)
General and administrative expenses	352,363	320,523	31,840
Amortization of goodwill	994	941	53
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	355,322	438,340	(83,017)
Net operating profits before provision for general allowance for credit losses	354,327	437,399	(83,071)
Provision for general allowance for credit losses (1)	(29,102)	—	(29,102)
Net operating profits	325,225	437,399	(112,173)
Net non-recurring gains (losses)	35,001	32,647	2,354
Credit costs (2)	(13,321)	(4,294)	(9,026)
Reversal of allowance for credit losses (3)	—	9,345	(9,345)
Reversal of reserve for contingent losses included in credit costs (4)	2,537	2,185	352
Gains on loans written-off (5)	2,552	6,954	(4,402)
Net gains (losses) on equity securities	40,866	33,554	7,311
Gains on sales of equity securities	45,546	36,285	9,260
Losses on sales of equity securities	(3,278)	(1,694)	(1,583)
Losses on write-down of equity securities	(1,401)	(1,036)	(364)
Other non-recurring gains (losses)	2,366	(15,098)	17,464
Ordinary profits	360,226	470,046	(109,819)
Net extraordinary gains (losses)	5,721	6,478	(757)
Income before income taxes	365,947	476,524	(110,576)
Income taxes-current	96,856	82,498	14,358
Income taxes-deferred	(13,606)	(10,832)	(2,774)
Total taxes	83,250	71,666	11,583

Net income	282,697	404,858	(122,160)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(37,334)	14,190	(51,524)
Provision for general allowance for credit losses	(29,102)	16,039	(45,142)
Provision for special allowance for credit losses	(7,476)	(6,967)	(509)
Allowance for credit to specific foreign borrowers	235	273	(38)
Losses on loans write-off	(5,834)	(4,373)	(1,461)
Provision for contingent losses included in credit costs	2,537	2,185	352
Gains on loans written-off	2,552	6,954	(4,402)
Losses on sales of other loans, etc.	(245)	78	(323)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	363,819	392,986	(29,167)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	282,498	359,618	(77,119)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2024 (A)	June 30, 2023 (B)
Gross profits	126,527	80,864	45,663
Gross profits before credit costs for trust accounts	126,527	80,864	45,663
Trust fees	30,103	28,805	1,297
Credit costs for trust accounts (1)	—	—	—
Net interest income	74,279	30,825	43,453
Net fees and commissions	23,810	20,215	3,594
Net trading profits	(25,667)	13,417	(39,085)
Net other operating profits	24,002	(12,400)	36,403
Net gains (losses) on debt securities	(3,248)	5,602	(8,850)
General and administrative expenses	52,970	53,533	(562)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	73,557	27,331	46,226
Provision for general allowance for credit losses (2)	(69)	(61)	(7)
Net operating profits	73,487	27,269	46,218
Net non-recurring gains (losses)	16,077	(7,663)	23,740
Credit costs (3)	—	—	—
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	151	63	88
Gains on loans written-off (6)	1	0	0
Net gains (losses) on equity securities	11,462	8,156	3,306
Gains on sales of equity securities	12,701	8,858	3,842
Losses on sales of equity securities	(4)	(45)	41
Losses on write-down of equity securities	(1,234)	(656)	(578)
Other non-recurring gains (losses)	4,461	(15,883)	20,345
Ordinary profits	89,564	19,605	69,958
Net extraordinary gains (losses)	(12)	(39)	26
Income before income taxes	89,551	19,565	69,985
Income taxes-current	4,768	1,042	3,726
Income taxes-deferred	6,246	1,753	4,493
Total taxes	11,015	2,795	8,220

Net income	78,536	16,770	61,765

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	82	1	81
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	(69)	(61)	(7)
Provision for special allowance for credit losses	—	—	—
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	151	63	88
Gains on loans written-off	1	0	0
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	76,805	21,728	55,076
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	61,193	343	60,850

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	288,969	239,004
Doubtful	1,181,787	1,134,503
Special Attention	654,347	634,023
Accruing loans contractually past due 3 months or more	28,132	26,869
Restructured loans	626,215	607,154
Subtotal (A)	2,125,103	2,007,531
Normal(B)	136,265,877	130,602,373
Total loans (C=A+B)	138,390,981	132,609,905
Non-performing loans ratio (A)/(C)	1.53%	1.51%

BK and TB Combined including Trust Account

(after write-offs)

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	71,488	77,265
Doubtful	936,081	904,052
Special Attention	495,794	478,331
Accruing loans contractually past due 3 months or more	19,961	19,163
Restructured loans	475,832	459,167
Subtotal (A)	1,503,365	1,459,649
Normal(B)	121,539,785	116,726,530
Total loans (C=A+B)	123,043,150	118,186,179
Non-performing loans ratio (A)/(C)	1.22%	1.23%

BK Non-consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	71,434	77,210
Doubtful	934,735	902,706
Special Attention	495,794	478,331
Accruing loans contractually past due 3 months or more	19,961	19,163
Restructured loans	475,832	459,167
Subtotal (A)	1,501,963	1,458,248
Normal(B)	118,833,056	114,178,105
Total loans (C=A+B)	120,335,020	115,636,353
Non-performing loans ratio (A)/(C)	1.24%	1.26%

TB Non-consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	54	54
Doubtful	1,346	1,346
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	1,401	1,401
Normal(B)	2,703,803	2,545,305
Total loans (C=A+B)	2,705,204	2,546,706
Non-performing loans ratio (A)/(C)	0.05%	0.05%

TB Non-consolidated: Trust Account

(after write-offs)

(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	—	—
Doubtful	—	—
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	—	—
Normal(B)	2,926	3,119
Total loans (C=A+B)	2,926	3,119
Non-performing loans ratio (A)/(C)	—	—

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2024		As of March 31, 2024
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	24,639,170	(441,859)	24,843,961	(286,447)
Domestic bonds	16,949,130	(233,812)	17,310,411	(107,223)
Government bonds	14,040,964	(188,005)	14,643,055	(90,759)
Municipal bonds	2,099,446	(38,356)	1,999,181	(14,279)
Short-term corporate bonds	—	—	—	—
Corporate bonds	808,719	(7,449)	668,174	(2,184)
Other	7,690,039	(208,046)	7,533,549	(179,224)
Foreign bonds	5,282,703	(208,949)	4,952,083	(176,384)
Other	2,407,335	902	2,581,465	(2,839)

	(in millions of yen)
	As of June 30, 2024		As of March 31, 2024
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	55,310,397	2,403,627	61,736,341	2,725,841
Domestic equity securities	4,937,592	3,618,423	5,101,691	3,758,884
Domestic bonds	20,673,007	(177,864)	25,074,644	(129,949)
Government bonds	17,458,420	(90,827)	21,365,241	(70,791)
Municipal bonds	926,699	(13,535)	1,045,990	(9,573)
Short-term corporate bonds	—	—	—	—
Corporate bonds	2,287,888	(73,501)	2,663,412	(49,584)
Other	29,699,797	(1,036,931)	31,560,005	(903,093)
Foreign equity securities	738,420	(21,505)	709,565	12,752
Foreign bonds	19,908,126	(1,100,614)	20,990,483	(997,307)
Other	9,053,250	85,189	9,859,956	81,461

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2024		As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	22,092,613	(413,850)	22,209,137	(260,977)
Stocks of subsidiaries and affiliates	685,374	486,631	685,292	563,814

	(in millions of yen)
	As of June 30, 2024		As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	38,544,562	2,207,170	45,454,390	2,491,997
Domestic equity securities	4,175,751	3,013,239	4,310,320	3,134,194
Domestic bonds	18,592,899	(99,024)	23,310,014	(71,482)
Other	15,775,911	(707,044)	17,834,055	(570,714)
Foreign equity securities	683,882	(37,382)	669,182	1,235
Foreign bonds	8,920,668	(622,137)	10,234,364	(554,058)
Other	6,171,360	(47,524)	6,930,507	(17,891)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2024		As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,546,556	(28,008)	2,634,823	(25,470)
Stocks of subsidiaries and affiliates	21,136	(1,545)	15,136	(1,477)

	(in millions of yen)
	As of June 30, 2024		As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	12,667,073	306,292	12,453,511	348,078
Domestic equity securities	826,512	594,154	858,572	619,081
Domestic bonds	2,069,696	(77,405)	1,746,579	(58,581)
Other	9,770,863	(210,456)	9,848,360	(212,421)
Foreign equity securities	138	86	126	77
Foreign bonds	7,765,570	(336,440)	7,819,817	(306,146)
Other	2,005,154	125,897	2,028,416	93,647

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2024	For the three months ended June 30, 2023
ROE (MUFG basis) *1	11.94	13.15
ROE (JPX basis) *2	11.18	12.65

Note:

*1	ROE (MUFG basis) is computed as follows:

Profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

*2	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2024	For the three months ended June 30, 2023
Average interest rate on loans and bills discounted	0.82	0.77
Average interest rate on deposits and NCD	0.01	0.00
Interest rate spread	0.80	0.76

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.87	0.79
Interest rate spread	0.86	0.79

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2024	For the three months ended June 30, 2023
Average interest rate on loans and bills discounted	0.82	0.77
Average interest rate on deposits and NCD	0.01	0.00
Interest rate spread	0.81	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.88	0.79
Interest rate spread	0.86	0.79

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2024	For the three months ended June 30, 2023
Average interest rate on loans and bills discounted	0.64	0.55
Average interest rate on deposits and NCD	0.05	0.01
Interest rate spread	0.59	0.53

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.74	0.71
Interest rate spread	0.68	0.69

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Deposits (ending balance)	216,185,916	212,813,930
Deposits (average balance)	220,080,543	210,432,802
Loans (ending balance)	110,893,207	105,665,210
Loans (average balance)	111,598,183	106,241,940

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Domestic deposits (ending balance)*	179,262,228	176,277,713
Individuals	93,897,872	92,726,562

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Deposits (ending balance)	202,671,017	200,064,588
Deposits (average balance)	206,171,143	198,236,443
Loans (ending balance)	108,533,851	103,444,984
Loans (average balance)	109,291,416	103,937,886

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Domestic deposits (ending balance)*	167,776,095	165,845,921
Individuals	87,874,813	86,762,670

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Deposits (ending balance)	13,514,899	12,749,342
Deposits (average balance)	13,909,399	12,196,358
Loans (ending balance)	2,359,356	2,220,225
Loans (average balance)	2,306,766	2,304,054

	(in millions of yen)
	As of June 30, 2024	As of March 31, 2024
Domestic deposits (ending balance)*	11,486,132	10,431,792
Individuals	6,023,059	5,963,892

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7.	Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2024	As of June 30, 2024
Assets:
Loans and bills discounted	1,569,969	1,385,976
Securities	80,134,164	79,193,372
Beneficiary rights to the trust	145,116,404	151,244,738
Securities held in custody accounts	3,886,180	3,750,154
Monetary claims	34,138,163	34,310,899
Tangible fixed assets	22,750,084	23,337,389
Intangible fixed assets	186,122	196,622
Other claims	3,312,930	3,551,563
Call loans	4,455,397	4,177,008
Due from banking account	6,170,680	4,729,054
Cash and due from banks	6,181,323	7,042,576

Total	307,901,420	312,919,355

Liabilities:
Money trusts	37,371,516	35,030,348
Pension trusts	12,760,480	12,594,662
Property formation benefit trusts	5,738	5,528
Investment trusts	145,025,458	150,024,421
Money entrusted other than money trusts	7,167,100	7,403,766
Securities trusts	6,145,365	6,111,619
Monetary claim trusts	29,767,810	29,760,019
Equipment trusts	226,799	275,226
Land and fixtures trusts	18,425	18,367
Composite trusts	69,412,725	71,695,395

Total	307,901,420	312,919,355

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 26,247 millions of yen as of March 31, 2024 and 35,454 millions of yen as of June 30, 2024, respectively.

12